

August 8, 2018

Ms. Megan C. Parisi
Director of Communications
The Stilwell Group
111 Broadway, 12th Floor
New York, NY 10006

> **Re:** **Wheeler Real Estate Investment Trust, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed August 1, 2018 by Stilwell Activist Investments, L.P. et al.**
> **Soliciting Material Pursuant to Rule 14a-12**
> **Filed July 24 and 25, 2018 by Stilwell Activist Investments, L.P. et al.**
> **File No. 001-35713**

Dear Ms. Parisi:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending the filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and the information you provide in response to these comments, we may have additional comments.

Soliciting Material Pursuant to Rule 14a-12

1. A reasonable factual basis must exist for each opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in soliciting materials, or provided to the staff on a supplemental basis. Please provide support for your belief that:

    - Stewart Brown "didn't know better than to allow[] the approval of … an inherently conflicted loan."

    - The directors did not recognize their duty was to the shareholders and not to Jon Wheeler.

    - The "directors appear to have been dead asleep."

Preliminary Proxy Statement on Schedule 14A

Reasons for the Solicitation, page 2

2.   A reasonable factual basis must exist for each opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in soliciting materials, or provided to the staff on a supplemental basis. Please provide support for the following statement:

   - "[W]e have little confidence that the Board, as currently composed, has the objectivity and commitment to take the steps necessary to maximize value for the common stockholders at Wheeler."

Incorporation by Reference, page 16

3.   We note the omission of information in reliance on Rule 14a-5(c). Please confirm that the participants will amend the proxy statement and disseminate a supplement if they elect to send a proxy statement to security holders without the registrant having previously furnished its proxy statement to each person solicited. We believe the participants may not rely on Rule 14a-5(c) before the registrant furnishes its proxy statement.

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact me at (202) 551-3589 if you have any questions.

                                        Sincerely,

                                        /s/ Tiffany Piland Posil

                                        Tiffany Piland Posil
                                        Special Counsel
                                        Office of Mergers and Acquisitions